News Release	August 11, 2005

TWO-THIRDS OF YAMANA’S LISTED WARRANTS EITHER EXERCISED OR COMMITTED FOR EARLY EXERCISE

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to announce that warrantholders holding in aggregate more than 66 2/3% of Yamana’s 40.6 million publicly listed warrants have exercised or delivered subscription forms committing them to the early exercise of their warrants. This early exercise entitles warrantholders to receive an additional 0.0356 of a common share of Yamana for each warrant exercised within a 30-day early exercise period which expires on August 29, 2005. The warrant transaction is described in more detail in press releases of Yamana dated June 17, 2005 and July 18, 2005.

Pursuant to the terms of an amendment to the warrant indenture which governs the warrants (which amendment was overwhelmingly approved by warrantholders on July 28, 2005), as the 66 2/3% exercise threshold has now effectively been met, each warrant not exercised by 5:00 p.m. (Toronto time) on August 29, 2005 will be automatically exchanged for common shares of Yamana in accordance with the amended warrant indenture.

Remaining warrantholders (ie. those who have not yet exercised) are advised to exercise their warrants prior to 5:00 p.m. (Toronto time) on August 29 in order to maximize the additional consideration to be realized. Warrantholders who do not exercise prior to this date will be subject to compulsory exchange of their warrants pursuant to which such holders will realize less additional consideration than warrantholders who exercise their warrants within the 30-day early exercise period. The compulsory exchange formula as outlined below will be applied to all unexercised warrants as soon as practicable after August 29, 2005 without any further action required on the part of warrantholders, including payment of the exercise price or any other consideration.

The number of common shares to be received per warrant upon compulsory exchange = 98% multiplied by 1.0356 (being the total number of common shares issued per warrant upon exercise before August 29) minus C$1.50 (being the warrant exercise price) divided by the lessor of i) the volume weighted average trading price of Yamana’s common shares for the five trading days ending on August 29, and ii) the closing price of Yamana’s common shares on August 29.

Assuming the exercise of all listed warrants, Yamana would receive approximately US$48.7 million in net cash proceeds from this transaction which when added to the first installment of US$70 million from Yamana’s US$100 million loan facility that has now been released from escrow would increase Yamana’s current cash position by approximately US$119 million.

Warrantholders who wish to exercise their warrants should do so by surrendering the certificate(s) representing their warrants to CIBC Mellon Trust Company prior to 5:00 p.m. (Toronto time) on August 29, 2005 by hand or courier at Commerce Court West, 199 Bay Street, Securities Level, Toronto, Ontario Canada M5L 1G9, or by registered mail at P.O. Box 1036 Adelaide Street Postal Station, Toronto, Ontario Canada M5C 2K4. The certificate(s) representing the warrants being exercised must be submitted together with a duly completed and executed subscription form specifying the number of warrants that the holder intends to exercise and a certified cheque, bank draft or money order in Canadian dollars payable to or to the order of Yamana Gold Inc. in an amount equal to the number of warrants being exercised multiplied by C$1.50.

If you have any questions concerning the early exercise of the warrants, or require a warrant exercise subscription form, please contact Kingsdale Shareholder Services Inc. at (416) 867-4550 or toll free 1-866-749-5464.

A copy of the final short form prospectus dated July 18, 2005 relating the warrant transaction can be found at www.sedar.com.

BMO Nesbitt Burns Inc. is acting as financial advisor to Yamana with respect to the warrant transaction.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Company management plans to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America. As at June 30, 2005, Yamana had cash balances totaling US$38.2 million.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,”“expect,”“project,”“intend,”“believe,”“anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.